July 31, 2013

QMM: NYSE MKT
QTA: TSX VENTURE
NR-7-13

QUATERRA RESOURCES RECEIVES US$1,000,000 CASH PAYMENT

VANCOUVER, B.C. — Quaterra Resources Inc. (TSX-V:QTA, NYSE-MKT:QMM) today announced that further to Quaterra’s news release of October 4, 2012, Freeport-McMoRan Mineral Properties Inc. (FMMP) has paid the Company US$ 1 million based on the acquisition of certain designated properties near Butte Valley, Nevada.

“We are pleased in these challenging market times to receive a US$1,000,000 cash payment, with no dilution, that will be used to continue work on the Company’s district-scale, 100%-owned Yerington copper project as well as general and administrative purposes. Quaterra retains upside through its right, if FMMP completes a positive feasibility study, to elect to acquire either a 30% working interest in the project or a 2% NSR royalty”, said Tom Patton, President and CEO of Quaterra.

Butte Valley is a large, partially explored porphyry copper system located in eastern Nevada about 40 miles north of Ely in north-central White Pine County.

The Company will continue to focus on monetizing non-core assets and making other positive changes to increase the efficiency of its operations.

Quaterra Resources Inc. (NYSE-MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.